Filed Pursuant to Rule 433

Registration No. 333-183939

May 20, 2014

Pricing term sheet dated May 20, 2014

to Preliminary Prospectus Supplement dated May 20, 2014

(the “Preliminary Prospectus Supplement”)

Cimarex Energy Co.

$750,000,000 4.375% Senior Notes due 2024

The following information supplements the Preliminary Prospectus Supplement for the offering of 2024 Notes dated May 20, 2014, filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-183939.

Issuer:	Cimarex Energy Co., a Delaware corporation (the “Company”)

Guarantors:

Cimarex Energy Co. of Colorado, a Texas corporation

ConMag Energy Corporation, a Texas corporation

Cimarex Gas Gathering, Inc., a Texas corporation

Key Production Company, Inc., a Delaware corporation

Magnum Hunter Production, Inc., a Texas corporation

Oklahoma Gas Processing, Inc., a Delaware corporation

Prize Energy Resources, Inc., a Delaware corporation

Title of Securities:	4.375% Senior Notes due 2024 (the “Notes”)

Distribution:	SEC Registered

Principal Amount:	$750,000,000

Public Offering Price:	100%

Underwriting Discounts and Commissions:	1.0%, $7,500,000

Proceeds, Before Expenses, to Cimarex Energy Co.:	$742,500,000

Interest Rate:	4.375%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2014

Interest Record Dates:	May 15 and November 15

Date of Maturity:	June 1, 2024

Yield to Maturity:	4.375%

Optional Redemption:	Prior to March 1, 2024, make-whole call @ Treasury + 50 bps plus accrued and unpaid interest; on or after March 1, 2024, 100% plus accrued and unpaid interest

Change of Control:	Put @ 101% of principal plus accrued and unpaid interest

CUSIP:	171798 AC5

ISIN:	US171798AC50

Trade Date:	May 20, 2014

Settlement:	T+10; June 4, 2014

It is expected that delivery of the Notes will be made against payment therefor on or about June 4, 2014, which is the tenth business day following the date hereof (such settlement cycle being referred to as ‘‘T+10’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or the ‘‘Exchange Act,’’ trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing or the next six succeeding business days should consult their own advisors.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BOSC, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

Goldman, Sachs & Co.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Santander Investment Securities Inc.

Additional Information

Offering Size

The Company has increased the offering of the Notes from $600 million aggregate principal amount to $750 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Prospectus Supplement Summary —Ratio of Earnings to Fixed Charges

The following disclosure is hereby added as footnote (2) under “Ratios of Earnings to Fixed Charges” on page S-31:

(2) The pro forma effect of using $275 million of proceeds from the notes to pay down $275 million of bank debt outstanding at March 31, 2014 results in our pro forma ratio of earnings to fixed charges to change by greater than 10% primarily from using a higher pro forma rate of interest than was actually incurred during those periods. The pro forma ratio of earnings to fixed charges for the three months ended March 31, 2014 and the year ended December 31, 2013 would have been 13.4 and 13.9, respectively.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-29 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

We estimate that the net proceeds from this offering will be approximately $741.5 million after deducting underwriting discounts and commissions and estimated expenses of the offering.

Capitalization

The following numbers in the As Adjusted column under “Capitalization” on page S-30 and each other location where they appear in the Preliminary Prospectus Supplement are amended to read as follows:

March 31, 2014 As Adjusted (dollars in thousands)
Cash and cash equivalents	$471,030
4.375% Senior Notes due 2024 offered hereby	$750,000
Total long-term debt	$1,500,000
Total capitalization	$5,647,737

The following disclosure as footnote (1) under “Capitalization” on page S-30 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

(1) As of May 16, 2014, we had $515 million outstanding under our revolving credit facility. We intend to use the net proceeds of this offering to repay all of such outstanding borrowings. As adjusted cash and cash equivalents in the table above includes amounts that will be used for such purposes and would reduce such amount to $231.0 million with approximately $1.0 billion of commitments available under our revolving credit facility.

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them from Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC, 28202, or via phone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com; or Deutsche Bank Securities Inc. at 60 Wall Street, New York, NY 10005, attention: Prospectus Group, or via phone at 1-800-503-4611, or by email at prospectus.cpdg@db.com; or J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, attention: High Yield Syndicate, or via phone at 1-800-245-8812, or by email at HY_syndicate@jpmorgan.com; or Mitsubishi UFJ Securities (USA), Inc. at 1633 Broadway, 29th Floor, New York, NY 10019, attention: Capital Markets Group, or via phone at 1-212-405-7440; or U.S. Bancorp Investments, Inc. at 214 North Tyron Street, 26th Floor, Charlotte, NC 28202, attention: Non-Investment Grade Syndicate, or via phone at 1-800-558-2607.

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